Teekay Tankers Q3-2017 Earnings Presentation November 9, 2017 Filed by Teekay Tankers Ltd. Pursuant to Rule 425 under the Securities Act of 1933, as amended Commission File No.: 001-33867 Subject Company: Tanker Investments Ltd. Date: November 9, 2017

Forward Looking Statements This presentation contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: expected financial results, including revenue, vessel operating expenses, time charter hire expenses, depreciation and amortization, and equity income; anticipated redeliveries of in-charters; expected drydockings and estimated off-hire days; the timing and completion of the merger with TIL; the expected benefits of the merger, including the expected impact on the Company’s fleet size, earnings per share, financial leverage, liquidity position, fleet age, cash break even, cost savings and future results; crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the tanker market, the amount of new orders for tankers, the estimated slowdown of growth in the world tanker fleet, the amount of tanker scrapping, estimated growth in global oil demand and supply, crude oil tanker demand, future tanker rates and impact of potential cancellation of newbuilding contracts; Huber Capital’s expected vote; and the potential for repurchases of the Teekay Tankers’ common shares under the Company’s share repurchase program. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in the production of, or demand for, oil or refined products; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or less than anticipated levels of tanker newbuilding orders and deliveries and greater or less than anticipated rates of tanker scrapping; changes in global oil prices; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; increased costs; failure to satisfy the closing conditions of the merger with TIL, including obtaining the required approvals from the Teekay Tankers and TIL shareholders; failure to successfully integrate TIL into the Company and realize the expected benefits and synergies from the combined company; and other factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Report on Form 20-F for the fiscal year ended December 31, 2016 and its Registration Statement on Form F-4, as amended, initially filed with the SEC on July 14, 2017. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Q3-17 Financial Results Recorded adjusted net loss(1) of $14.0 million, or $0.08 per share, and generated cash flow from vessel operations(1) of $20.6 million Declared dividend of $0.03 per share for Q3-17, consistent with dividend policy TNK’s four largest shareholders and two proxy advisors supportive of TIL merger Entered into agreements to sell two 1999-built Aframax tankers for aggregate proceeds of $12.7 million Announced new share repurchase program of up to $45 million Class A common shares These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices of the Q3-17 earnings release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in the earnings presentation to the most directly comparable financial measures under United States generally accepted accounting principals (GAAP). Recent Highlights

Strategic Benefits of Proposed Merger with TIL Consistent with TNK’s strategy of increasing shareholder value by investing and operating throughout the tanker cycle Modernizes fleet through addition of 18 vessels with average age of 7.4 years Establishes TNK’s market leading presence in key markets, which is expected to result in improved vessel utilization, triangulation opportunities and improved earnings Allows for a seamless integration of two known, quality and homogenous fleets

ATTRACTIVE VALUATION COST SYNERGIES Expected Financial Benefits of Proposed Merger ACCRETIVE TO EARNINGS STRENGTHEN BALANCE SHEET Merger expected to be immediately accretive to EPS 18 vessel fleet acquired at right point in tanker market Expected to strengthen Teekay Tankers’ balance sheet by reducing financial leverage and increasing liquidity Potential to generate ~$3 million of annual cost savings

Independent Proxy Advisory Firms Support Glass Lewis and Institutional Shareholder Services (ISS) recommended shareholders vote “FOR” the proposed charter amendment to permit the merger with TIL Date of special meeting of Shareholders set for November 17, 2017 A NON-VOTE IS A VOTE AGAINST We encourage all Class A shareholders to vote today. Your vote is very important, regardless of the number of shares you own. The merger of Teekay Tankers and Tanker Investments Ltd. cannot be completed without the approval of at least 50% of all outstanding Class A shares. Therefore, not voting is the same as voting against the merger. If you have any questions or require any assistance, please contact: MacKenzie Partners, Inc., toll-free at (800) 322-2885 or (212) 929-5500 (call collect) or email at proxy@mackenziepartners.com.

Aframax rates in October are the highest in nine months Tanker Rates Recovering From Q3 Lows Tanker rates in Q3-2017 were the lowest in several years An oversupply of tonnage, OPEC supply cuts, and an unwinding of floating storage impacted rates Average spot rates have improved in Q4-2017 on seasonal and structural factors Strong Asian crude import demand, with barrels increasingly sourced from the Atlantic basin Increase in refinery throughput due to seasonal demand and strong refining margins Source: Clarksons Source: Clarksons

Tanker Supply Growth Easing, Setting the Stage for a Recovery



Mid-Size Tanker Deliveries vs. Scrapping
Scrapping
Deliveries
Vessels Reaching 20 Years
Orderbook
Net Growth
Million Deadweight
7
6
5
4
3
2
1
0
-1
-2
-3
Source: Clarksons
Q1-15
Q3-15
Q1-16
Q3-16
Q1-17
Q3-17
Q1-18
Q3-18
Q1-19
Q3-19

- There has been a significant uptick in scrapping in 2H-2017 driven by:
  - Low freight rates
  - Increase in scrap prices
  - Upcoming legislation (ballast water / sulphur)
- Some newbuilding contracts signed 1H-2017 have been cancelled due to inability of shipyards to secure refund guarantees
- Net tanker fleet growth expected to ease through 2018/19
  - Total tanker fleet growth ~5% in 2017
    - Forecast growth of ~3% in 2018*
    - Forecast growth of ~2% in 2019*

**Management estimates based on internal fleet growth model*

8

Supportive Oil Market Fundamentals for 2018 Oil demand remains strong; rising US exports positive for ton-miles Global oil demand remains strong 1.6 mdwt growth forecast for 2017 1.4 mdwt growth forecast for 2018 Oil markets are rebalancing and global inventories are declining Short-term negative as inventories are drawn down, including floating storage volumes Long-term positive as it raises the prospect of OPEC supply increases during 2018 Non-OPEC oil supply expected to grow by 1.3 mb/d in 2018 led by the US US crude exports hit 2 mb/d during Sept-17 Volumes are increasingly moving long-haul, including exports to India and China Increase in US Gulf reverse lightering volumes Source: EIA

Q4-17 Spot Earnings Update Suezmax Aframax LR2 Q4-17 spot ship days available 1,414 603 368 Q4-17 % booked to-date 50% 46% 41% Combined average spot TCE rate including Suezmax RSA and non-pool voyage charters Combined average spot TCE rate including Aframax RSA, Aframax Classic RSA, non-pool voyage charters and full service lightering (FSL) voyages. 1 2

APPENDIX

Fleet Employment – In-Charters1 Based on existing charters excluding extension options

Based on existing charters excluding extension options and expected drydock/ offhire days noted on slide 16 The Company’s ownership interest in this vessel is 50%. 50/50 profit share if earnings are above $40,500 per day Excludes full service lightering Includes a new out-charter contract TNK secured in Q3-17 for 12 months at a daily rate of $15,000 per day Fleet Employment – Out-Charters1 (2) (2) (3/4)

Q4-17 Outlook (1) Changes described are after adjusting Q3-17 for items included in Appendix A of Teekay Tankers Q3-17 Earnings Release and realized gains and losses on derivatives (see slide 15 to this earnings presentation for the Consolidated Adjusted Line Items for Q3-17).

Consolidated Adjusted Statement of Loss Q3-17 (in thousands of U.S. dollars) 1 Please refer to Appendix A in Teekay Tankers Q3-17 Earnings Release for a description of Appendix A items. Statement Item As Reported Appendix A Items (1) Reclassification for Realized Gain/ Loss on Derivatives As Adjusted Revenues 91,238 - 234 91,472 Voyage expenses (18,303) - - (18,303) Vessel operating expenses (40,958) - - (40,958) Time-charter hire expense (5,835) - - (5,835) Depreciation and amortization (24,328) - - (24,328) General and administrative expenses (7,622) 892 - (6,730) Loss on sales of vessels (7,926) 7,926 - - Loss from operations (13,734) 8,818 234 (4,682) Interest expense (7,299) - (154) (7,453) Interest income 305 - - 305 Realized and unrealized gain (loss) on derivative instruments 390 (310) (80) - Equity loss (274) (13) - (287) Other expense (1,768) (81) - (1,849) Net loss (22,380) 8,414 - (13,966)

Drydock & Offhire Schedule

TThis communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger of Tanker Investments Ltd. (TIL) and Teekay Tankers Ltd. (Teekay Tankers). In connection with the proposed merger, Teekay Tankers has filed a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (SEC), including a joint proxy statement of Teekay Tankers and TIL that also constitutes a prospectus of Teekay Tankers. Teekay Tankers and TIL each mailed the joint proxy statement/prospectus to its respective shareholders. The joint proxy statement/prospectus contains important information about the proposed merger and related matters. SHAREHOLDERS OF TEEKAY TANKERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS), CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TEEKAY TANKERS, TIL AND THE MERGER. Shareholders will be able to obtain copies of the joint proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed with the SEC by Teekay Tankers for no charge at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Teekay Tankers also can be obtained free of charge on Teekay Tankers’ corporate website at www.teekaytankers.com or by contacting Teekay Tankers’ Investor Relations Department by telephone at (604) 844-6654 or by mail to Teekay Tankers, Attention: Investor Relations Department, 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. Information about the Merger and Where to Find It Participants in the Solicitation This communication is not a solicitation of proxies in connection with the proposed merger and the proposed amendment to Teekay Tankers’ Amended and Restated Articles of Incorporation (the Charter Amendment). However, Teekay Tankers and its directors and executive officers and certain other employees may be deemed to be participants in the solicitation of proxies from Teekay Tankers’ shareholders in respect of the proposed merger and Charter Amendment. Information regarding persons who may be deemed participants in the proxy solicitation, including their respective interests by security holdings or otherwise, will be set forth in the joint proxy statement/prospectus relating to the proposed merger and Charter Amendment when it becomes available and is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.